Filed Pursuant to Rule 433

Registration Statement Number 333-212719

February 1, 2018

COMCAST CORPORATION

$1,000,000,000 3.550% NOTES DUE 2028

$1,200,000,000 3.900% NOTES DUE 2038

$1,000,000,000 4.000% NOTES DUE 2048

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Guarantors:	Comcast Cable Communications, LLC NBCUniversal Media, LLC

Issue of Securities:	3.550% Notes due 2028 3.900% Notes due 2038 4.000% Notes due 2048

Denominations:	$2,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	The Company intends to use the net proceeds from the offering, after deducting underwriters’ discount and expenses, together with the net proceeds from the concurrent offering described below, for working capital and general corporate purposes, which may include the repayment of a portion of the Company’s upcoming debt maturities, including the 5.875% notes due February 15, 2018 ($900 million principal amount outstanding as of the date hereof) and the 5.700% notes due May 15, 2018 ($1 billion principal amount outstanding as of the date hereof), and repayment of a portion of the Company’s outstanding commercial paper. As of January 30, 2018, the Company’s commercial paper had a weighted average annual interest rate of approximately 1.726% and a weighted average remaining maturity of approximately 5 days.

Indenture:	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee.

Trustee:	The Bank of New York Mellon

Expected Ratings: [1]	Moody’s: A3; S&P: A-; Fitch: A-

Joint Book-Running Managers:	Barclays Capital Inc.
TD Securities (USA) LLC
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.

Co-Managers:	BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
Commerz Markets LLC
DNB Markets, Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
BNY Mellon Capital Markets, LLC
ICBC Standard Bank Plc
SG Americas Securities, LLC

Junior Co-Managers:	Academy Securities, Inc.
CastleOak Securities, L.P.
Mischler Financial Group, Inc.
Samuel A. Ramirez & Company, Inc.
Siebert Cisneros Shank & Co., L.L.C.
The Williams Capital Group, L.P.

Trade Date:	February 1, 2018

Settlement Date:	February 8, 2018 (T+5)

Concurrent Offering:	We are conducting a concurrent offering (the “concurrent offering”) pursuant to a separate prospectus supplement of $800,000,000 aggregate principal amount of notes (the “concurrent offering notes”). The concurrent offering notes are being listed on the Taipei Exchange and are being offered solely to investors in Taiwan. The concurrent offering notes will be unsecured and will rank equally with all of our and our guarantors’ unsecured and unsubordinated indebtedness. The concurrent offering notes will be fully and unconditionally guaranteed by the guarantors of the notes offered hereby. The offer and sale of the notes offered hereby is not conditioned on the concurrent offering, and the concurrent offering is not conditioned on the offer and sale of the notes offered hereby.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

3.550% Notes Due 2028

Aggregate Principal Amount:	$1,000,000,000

Maturity Date:	May 1, 2028

Interest Rate:	3.550% per annum, accruing from February 8, 2018 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2018

Benchmark Treasury:	UST 2.250% due November 15, 2027

Benchmark Treasury Price/Yield:	95-12+ / 2.792%

Spread to Benchmark Treasury:	+80 bps

Yield to Maturity:	3.592%

Optional Redemption:	The 3.550% Notes due 2028 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to February 1, 2028 (three months prior to the maturity of the 3.550% Notes due 2028) (the “Par Call Date”), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points. On and after the Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 3.550% Notes due 2028 may be issued. The 3.550% Notes due 2028 and any additional 3.550% Notes due 2028 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N CH2/US20030NCH26

Public Offering Price:	99.647% plus accrued interest, if any, from February 8, 2018

Underwriters’ Discount:	0.400%

Net Proceeds to Comcast, Before Expenses:	99.247% per $1,000 principal amount of 3.550% Notes due 2028; $992,470,000 total

3.900% Notes Due 2038

Aggregate Principal Amount:	$1,200,000,000

Maturity Date:	March 1, 2038

Interest Rate:	3.900% per annum, accruing from February 8, 2018 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2018

Benchmark Treasury:	UST 2.750% due August 15, 2047

Benchmark Treasury Price/Yield:	94-15 / 3.035%

Spread to Benchmark Treasury:	+90 bps

Yield to Maturity:	3.935%

Optional Redemption:	The 3.900% Notes due 2038 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to September 1, 2037 (six months prior to the maturity of the 3.900% Notes due 2038) (the “Par Call Date”), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points. On and after the Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 3.900% Notes due 2038 may be issued. The 3.900% Notes due 2038 and any additional 3.900% Notes due 2038 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N CJ8/US20030NCJ81

Public Offering Price:	99.515% plus accrued interest, if any, from February 8, 2018

Underwriters’ Discount:	0.600%

Net Proceeds to Comcast, Before Expenses:	98.915% per $1,000 principal amount of 3.900% Notes due 2038; $1,186,980,000 total

4.000% Notes Due 2048

Aggregate Principal Amount:	$1,000,000,000

Maturity Date:	March 1, 2048

Interest Rate:	4.000% per annum, accruing from February 8, 2018 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2018

Benchmark Treasury:	UST 2.750% due August 15, 2047

Benchmark Treasury Price/Yield:	94–15 / 3.035%

Spread to Benchmark Treasury:	+107 bps

Yield to Maturity:	4.105%

Optional Redemption:	The 4.000% Notes due 2048 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to September 1, 2047 (six months prior to the maturity of the 4.000% Notes due 2048) (the “Par Call Date”), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points. On and after the Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 4.000% Notes due 2048 may be issued. The 4.000% Notes due 2048 and any additional 4.000% Notes due 2048 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N CK5/US20030NCK54

Public Offering Price:	98.193% plus accrued interest, if any, from February 8, 2018

Underwriters’ Discount:	0.750%

Net Proceeds to Comcast, Before Expenses:	97.443% per $1,000 principal amount of 4.000% Notes due 2048; $974,430,000 total

It is expected that delivery of the notes will be made against payment therefor on or about February 8, 2018, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, TD Securities at (855) 495-9846 or Wells Fargo Securities at (800) 645-3751.